

June 21, 2013

Via E-mail
Mitchell K. Dauerman
Chief Financial Officer
The Ultimate Software Group, Inc.
2000 Ultimate Way
Weston, FL 33326

>   **Re: The Ultimate Software Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended, December 31, 2012**
>   **Filed February 28, 2013**
>   **File No. 000-24347**

Dear Mr. Dauerman:

We have reviewed your letter dated June 3, 2013 in connection with the above-referenced Form 10-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 21, 2013.

Form 10-K for the Year Ended December 31, 2012

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 8, 2013)

Compensation Discussion and Analysis, page 25

1.   Please refer to prior comment 1. In your response, you indicate that the vice presidents listed as significant employees in your 2012 Annual Report on Form 10-K "do not have the authority to formulate policy or make major decisions on behalf of the company." You appear to conclude on that basis that none of these individuals is an executive officer within the definition provided by Exchange Act Rule 3b-7. Please note that Rule 3b-7 does not require that a vice president of a business unit, division or

function also have policy making functions. A vice president in charge of a principal unit would be considered an executive officer under the rule, irrespective of whether he or she performs a policy making function. In your response, please provide us with your analysis as to whether any of your employees who was serving as a vice president as of December 31, 2012 was an executive officer within the meaning of Rule 3b-7. Also, provide us with position descriptions and/or employment agreements for those employees.

If you have any questions you may contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Matthew Crispino, Staff Attorney, at (202) 551- 3456. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief